FraserPapers

FILE No. 82-34837

06014201

SEC MAIL PROCESSING RECEIVED
JUN - 7 2006
WASH. D.C. 209 SECTION

May 30, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

SUPPL

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Report of Voting Results dated May 11, 2006;

2. Press Release dated May 19, 2006 as to the commencement of an offer to purchase up to $66 million of senior notes;

3. Material Document: Offer to Purchase up to $66 Million 8.75% Senior Notes due March 15, 2015; and

4. Form 51-102F3 - Material Change Report.

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

by: *M Mueller*
Marina Mueller
Assistant Corporate Secretary

dlw 6/7

Enclosure

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Marina Mueller
Assistant Corporate Secretary

May 11, 2006

VIA SEDAR

To the securities regulatory authorities
of each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re: Fraser Papers Inc. —Report of Voting Results pursuant to section 11.3 of National Instrument *51-102 Continuous Disclosure Obligations* ("NI 51-102")

Following the annual meeting of shareholders of Fraser Papers Inc. (the "Corporation") held on May 4, 2006 in Toronto, Ontario (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following.

At the Meeting there were 2,141 shareholders represented in person or by proxy holding 21,561,576 common shares, representing 73.1% of the 29,509,876 issued and outstanding common shares.

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation.

Appointment of Auditors

The shareholders approved the reappointment of Ernst & Young LLP as the Corporation's auditors and authorized the Corporation's directors to determine their remuneration.

There were no other matters coming before the meeting that required a vote by the shareholders.

Yours truly,

FRASER PAPERS INC.

signed *"Marina Mueller"*

Assistant Corporate Secretary

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8635
Fax 416-359-8606
mmueller@toronto.fraserpapers..com
www.fraserpapers.com

NEWS RELEASE

FraserPapers

Fraser Papers Commences Offer To Purchase Up To $66 Million Of Its 8.75% Senior Notes Due March 15, 2015

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (May 19, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS)

Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that it has commenced an offer to purchase up to $66.0 million in principal amount of its 8.75% Senior Notes due March 15, 2015 (the "Notes"). The purchase price will be 100% of the principal amount of the Notes plus accrued and unpaid interest up to the date of purchase pursuant to the offer.

Under the terms of the Indenture governing the Notes, Fraser Papers is required to make an offer to all holders to purchase up to $66.0 million in principal amount of Notes. This amount represents the excess proceeds resulting from sale of Fraser Papers' Maine timberlands in May, 2005 for net proceeds of $78 million.

The expiration time for the offer will be 5:00 p.m., EDT, on June 19, 2006, unless extended. In order to participate in the offer, holders must tender Notes prior to the expiration time.

Fraser Papers intends to tender $30 million principal amount of Notes it owns into the offer.

Any holder desiring to tender Notes should refer to the Offer to Purchase being circulated to holders to ensure valid tender procedures.

Questions regarding the offer should be addressed to either the Depositary or Fraser Papers:

The Bank of New York (as depositary)
Attention: Evangeline R. Gonzales
101 Barclay Street – 7 East
New York, New York 10286
Telephone: (212) 815-3738

Fraser Papers Inc.
Attention: Chief Administrative Officer
Suite 200, BCE Place
181 Bay St.
Toronto, Ontario, M5J 2T3
Telephone: (416) 359-8635

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "will," "should," "intends," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Offer to Purchase up to

$66 Million

in principal amount of

8.75% Senior Notes due March 15, 2015

issued by

Fraser Papers Inc.

(144A Global Note - CUSIP No.355521 AA 3)
(Regulation S Global Note - CUSIP No. C3592L AA 6, ISIP No. USC3592LAA64)

THE ASSET SALE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 19, 2006, UNLESS EXTENDED. THE RIGHT TO WITHDRAW NOTES THAT WERE TENDERED INTO THE ASSET SALE OFFER WILL EXPIRE AT 5.00 P.M., NEW YORK CITY TIME, ON JUNE 20, 2006, UNLESS EXTENDED.

This statement constitutes an offer to purchase (this "Offer to Purchase") up to $66 million in principal amount (the "Asset Sale Offer Amount") of 8.75% Senior Notes due March 15, 2015 (the "Notes") issued by Fraser Papers Inc., a corporation existing under the laws of Canada (the "Issuer"), at a cash purchase price (the "Purchase Price") of 100% of the principal amount of the Notes plus accrued and unpaid interest to the Asset Sale Purchase Date (as defined below). The Notes were issued pursuant to an Indenture dated as of March 17, 2005, among the Issuer, each of the Issuer's subsidiary guarantors thereunder (the "Guarantors"), the Bank of New York as U.S. trustee (the "U.S. Trustee") and BNY Trust Issuer of Canada as Canadian trustee (the "Canadian Trustee" and, together with the U.S. Trustee, the "Trustees") (the "Indenture").

The Issuer has Excess Proceeds (as that term is defined in the Indenture) of an amount equal to approximately $66 million as a result of its sale of timberlands in Maine on May 19, 2005 for net proceeds of $78 million. After giving effect to the use of a portion of such net proceeds in the manner provided by the Indenture, the Issuer is required to make an offer to all holders of Notes (the "Holders") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds (such offer, as it may be amended from time to time, the "Asset Sale Offer").

Subject to pro ration in the event that Notes having an aggregate principal amount in excess of the Asset Sale Offer Amount are validly tendered pursuant to the Asset Sale Offer and not validly withdrawn and the other terms and conditions of the Asset Sale Offer, Notes validly tendered pursuant to the Asset Sale Offer and not validly withdrawn will be accepted for purchase by the Issuer on or about June 22, 2006 or such later date as is necessary to comply with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any applicable securities laws or regulations (the "Asset Sale Purchase Date"). Notes purchased pursuant to the Asset Sale Offer are required to be paid for promptly after the Asset Sale Purchase Date, but in no event later than three Business Days after the Asset Sale Purchase Date (the "Settlement Date"). **Assuming the Asset Sale Offer is not extended, the Settlement Date for the Asset Sale Offer will be no later than June 27, 2006. Assuming a Settlement Date of June 27, 2006, the Purchase Price per $1,000 principal amount of the Notes will be $1,024.31 consisting of $1,000 principal amount plus $24.31 accrued and unpaid interest.**

None of the Issuer, the Guarantors, the Trustees or the Depository makes any recommendation as to whether or not Holders should tender their Notes pursuant to the Asset Sale Offer. To date, the Issuer has repurchased $30 million principal amount of Notes, which the Issuer intends to tender into the Asset Sale Offer.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE A DECISION IS MADE WITH RESPECT TO THE ASSET SALE OFFER.

The date of this Offer to Purchase is May 19, 2006.

IMPORTANT

Any Holder desiring to tender Notes should either (a) complete and sign the Letter of Transmittal (the "Letter of Transmittal") or a facsimile copy in accordance with the instructions therein and mail or deliver the Letter of Transmittal and the certificates for the tendered Notes, together with any other required documents, to the Bank of New York as Depository for the Asset Sale Offer (the "Depository"), (b) request the Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction, or (c) tender Notes and required documents by book-entry transfer to an account maintained by the Depository at The Depositary Trust Company ("DTC"), Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking S.A. ("Clearstream" and together with Euroclear, the "Clearing Systems") in accordance with the procedures mandated by DTC's Automated Tender Offer Program ("ATOP") or the Clearing Systems.

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Depository at one of their telephone numbers set forth on the last page of this Offer to Purchase or to such Holder's broker, dealer, commercial bank, trust company or other nominee.

No person has been authorized to give any information or to make any representations other than those contained herein or in the Letter of Transmittal and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase and related documents nor any purchase of Notes shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

The Asset Sale Offer is not being made to (nor will the tender of Notes for payment be accepted from or on behalf of) Holders in any jurisdiction where the making or acceptance of the Asset Sale Offer would not comply with the laws of that jurisdiction.

None of this Offer to Purchase, the Letter of Transmittal or any related document has been filed with the U.S. Securities and Exchange Commission (the "SEC") or the Ontario Securities Commission (the "OSC") nor has any such document been filed with or reviewed by any U.S. or Canadian federal, state or provincial securities or regulatory authority. No U.S. or Canadian authority has passed on the accuracy or adequacy of this Offer to Purchase or the Letter of Transmittal or any related document, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Capitalized terms used in this Offer to Purchase and not otherwise defined have the meanings given in the Indenture. All references to "$" or "dollars" used in this Offer to Purchase are to U.S. dollars unless otherwise specified.

(h) the material change report filed February 2, 2006 relating to the completion of the initial public offering of Acadian Timber Income Fund.

Any documents of the type referred to in the preceding paragraph or similar material, including all material change reports (other than confidential material change reports, if any), financial statements, annual information forms, and information circulars disclosing additional or updated information filed by the Issuer with the OSC after the date of this Offer to Purchase and prior to the termination of the Asset Sale Offer are deemed to be incorporated by reference into this Offer to Purchase.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Offer to Purchase.

Only the information contained in, or incorporated by reference into, this Offer to Purchase should be relied upon. The Issuer has not authorized anyone to provide different or additional information.

Any person receiving this Offer to Purchase may obtain without charge, upon request, copies of any of the documents incorporated by reference herein, except for the exhibits to those documents (unless the exhibit is specifically incorporated by reference in this Offer to Purchase), by writing or calling the Issuer as follows:

Fraser Papers Inc.
Attention: Chief Administrative Officer
Suite 200, BCE Place
181 Bay St.
Toronto, Ontario, M5J 2T3
(416) 359-8635

All documents incorporated by reference may be obtained from the SEDAR website at http://www.sedar.com

RECENT DEVELOPMENTS

On May 4, 2006, the Issuer reported net sales for the first quarter of 2006 of $216 million as compared to $256 million for the first quarter of 2005. The Issuer had a net loss of $78 million, or $2.64 per share, for the first quarter of 2006 compared to net earnings of $3 million, or $0.10 per share for the first quarter of 2005.

The results for the first quarter of 2006 included significant charges of $50 million related to the closure of the Issuer's 230,000 tonne pulp mill located in Berlin, New Hampshire and $107 million related to the write down of the Issuer's equity investment in Smart Papers LLC. These two charges were partly offset by a gain of $71 million on the sale of the Issuer's New Brunswick timberlands to Acadian Timber Income Fund and a gain of $3 million related to the repurchase of Notes. Excluding these transaction specific items, the net loss for the quarter was $4 million, or $0.14 per share.

On May 4, 2006, the Issuer announced that is had formed a special committee of directors independent of management and Brookfield Asset Management Inc. ("Brookfield"), to

consider the possible acquisition of Katahdin Paper Company LLC, a 440,000 tonne per year producer of directory and SCA papers that is currently owned by Brookfield.

FORWARD LOOKING STATEMENTS

Some of the statements in this Offer to Purchase and the documents incorporated by reference in this Offer to Purchase constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words like "expects," "anticipates," "intends," "plans," "believes," "estimates," "will," "thinks," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other risk factors, including but not limited to: the cyclical nature of the business, risks of competition in the Issuer's existing and future markets, availability of wood fiber, potential environmental litigation, adverse regulatory developments, aboriginal land claims, currency exchange risks, the availability of competing technologies or materials, indemnification obligations in connection with the Issuer's spin-off from Norbord Inc. (a former parent company of the Issuer), pension obligations, risks associated with the Issuer's indebtedness and other risk s described under "Risks of the Business" in the AIF.

THE ISSUER

The Issuer is an integrated specialty paper company which produces a broad range of technical, printing and writing papers. The Issuer has operations in New Brunswick, Maine, New Hampshire and Quebec. The Company is listed on the Toronto Stock Exchange under the symbol: FPS.

The Issuer was established as a result of the distribution of the paper, pulp, sawmill, and timber assets of Norbord Inc. (formerly Nexfor Inc.). This distribution was effected by way of a plan of arrangement under the Canada Business Corporations Act on June 30, 2004.

Holders should refer to the documents incorporated by reference for further information concerning the business of the Issuer, financial reports, risk factors relating to an investment in the Issuer and other factors.

In March 2005, the Issuer obtained credit ratings in conjunction with the issuance of the Notes. The Notes have a rating of B from Standard and Poor's and B3 from Moody's Investors Service. Both agencies rank the Issuer's outlook as negative.

The Issuer owns $30 million principal amount of Notes that it intends to tender into the Asset Sale Offer.

Risks Relating to the Notes

In addition to the risks relating to the businesses of the Issuer set forth in the AIF, the following are risks relating to the Notes:

There is currently a limited active trading market for the Notes, which may become more limited at the completion of the Asset Sale Offer. In a limited active trading market for Notes, you may not be able to resell them.

The Notes trade in the Portal Market, a subsidiary of the Nasdaq Stock Market, Inc. Prices and trading volumes of the Notes in the over-the-counter market are not reported and

can be difficult to monitor. However, the Issuer believes that the Notes are currently trading at a price less than the Purchase Price. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to obtain current information with respect to market prices for the Notes. The Issuer understands that over-the-counter trading activity of Notes is currently limited and to the extent that Notes are purchased pursuant to the Asset Sale Offer, the trading markets for Notes that remain outstanding thereafter will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not purchased may be affected adversely to the extent the amount of Notes purchased pursuant to the Asset Sale Offer reduces the float of the Notes. The reduced float may also tend to make the trading price more volatile. There can be no assurance that any trading market will exist for the Notes following the Asset Sale Offer. The extent of the public market for the Notes following consummation of the Asset Sale Offer depends upon the number of Holders that remain at such time, the interest in maintaining markets in the Notes on the part of securities firms and other factors. The trading price also depends upon prevailing interest rates, the market for similar securities, and other factors, including general economic conditions and the Issuer's financial condition, performance and prospects. These factors could also adversely affect a Holder.

The Issuer may not generate cash flow sufficient to service all of its obligations, including its obligations related to the Notes.

The Issuer's ability to make payments on and to refinance its indebtedness, including the Notes, and to fund its operations, working capital and capital expenditures depends on its ability to generate cash in the future. The Issuer's cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors, many of which are beyond its control. The Issuer's business may not generate cash flow in an amount sufficient to enable it to repay its indebtedness, including the Notes, or to fund its liquidity needs. If the Issuer is unable to meet its debt obligations or to fund its other liquidity needs, the Issuer may need to refinance all or a portion of its indebtedness, including the Notes, on or before maturity. The Issuer's ability to refinance its indebtedness or obtain additional financing will depend on, among other things:

- its financial condition at the time;
- restrictions in the agreements governing its indebtedness, including the Indenture; and
- the condition of the financial markets and the markets and industries in which the Issuer operates.

As a result, the Issuer may not be able to refinance any of its indebtedness, including the Notes, on commercially reasonable terms, or at all. Without this refinancing, the Issuer could be forced to sell assets; however, the terms of its credit facilities, the Financial Commitments Agreement with Norbord as described under "Description of Material Indebtedness and Other Liabilities" in the Issuer's Confidential Offering Circular dated as of March 10, 2005 and the Indenture governing the Notes limit the Issuer's ability to sell assets and also restrict the use of proceeds from such a sale. If the Issuer does not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds from asset sales are not available to it,

the Issuer may not have sufficient cash to enable it to meet all of its obligations, including payments on the Notes.

The Notes and the guarantees are unsecured and effectively subordinated to its secured indebtedness.

The Issuer's obligations under the Notes, and the obligations of the Guarantors under their respective guarantees, are unsecured. As a result, the Notes and the related guarantees will be effectively subordinated to all of its and the Guarantors' secured indebtedness to the extent of the value of the assets securing that indebtedness. As of May 18, 2006, the Issuer had no secured debt outstanding and $37 million of letters of credit issued under its secured revolving credit facility. The Indenture governing the Notes provides financial assistance in the form of guarantees or otherwise to entities other than Guarantors of the credit facilities.

Complying with these restrictive covenants, as well as any restrictions that may be contained in any future debt instruments and other transaction documents, may limit the Issuer's ability to execute its business strategy. The Issuer's ability to comply with these covenants will depend on its future performance, which may be affected by events beyond its control. The Issuer's failure to comply with any of these covenants or restrictions when they apply will result in a default under the particular debt instrument or other transaction document, which could permit acceleration of the indebtedness under that instrument and, in some cases, the acceleration of indebtedness or other obligations under other instruments that contain cross-default or cross-acceleration provisions. In an event of default, or in the event of a cross-default or cross-acceleration, the Issuer may not have sufficient funds to make the required payments under its indebtedness or other obligations.

The Issuer may be unable to purchase the Notes in the event of a change of control.

Upon the occurrence of a change of control, as defined in the Indenture, The Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The Issuer may not have sufficient funds to make the required offer to purchase at the time of such event. Any future credit agreements or other similar agreements may contain similar provisions or restrictions on purchasing Notes. In the event a change of control occurs at a time when the Issuer is prohibited from purchasing Notes under these agreements and the Issuer is unable to get consent from its lenders to repurchase the Notes or are unable to refinance such obligations, the Issuer may be unable to repurchase the Notes. Such failure to repurchase the Notes under a change of control situation would constitute an event of default under the Notes which may in turn lead to default under its credit agreements or other transaction documents.

Certain bankruptcy and insolvency laws may impair the Trustees' ability to enforce remedies under the Notes.

The Issuer is incorporated under the laws of Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever located, including property situated in other countries. There can be no assurance, however, that courts outside the United States would recognize the U.S. bankruptcy court's jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like the Issuer with property located outside the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against the Issuer.

The rights of the Trustees to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Issuer. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an "insolvent person" to obtain a stay of proceeding against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as Holders, who may not otherwise be willing to accept it. Moreover, this legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

The powers of the court under the Bankruptcy and Insolvency Act and particularly under the Companies' Creditors Arrangement Act have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if the Issuer were to seek protection under such Canadian insolvency legislation following commencement of or during such a proceeding, payments under the Notes may be discontinued, the trustee may be unable to exercise its rights under the Indenture and Holders may not be compensated for any delays in payments of principal and interest and may have their claims under the Notes compromised as part of a restructuring proposal.

Your ability to enforce civil liabilities in Canada under U.S. securities law may be limited.

The Issuer is a corporation organized under the laws of Canada. Most of its directors, officers and some of its experts are residents of Canada. A significant portion of the Issuer's assets, and substantially all of the assets of its directors and officers and some of its experts, are located outside the United States. As such, it may be difficult for you to effect service of process within the United States upon the Issuer, its directors and officers or such experts. Moreover, it may be difficult for you to enforce judgments of U.S. courts for civil liabilities under applicable U.S. federal or state securities laws against the Issuer, its officers, directors or experts. There is uncertainty as to the enforceability in Canadian courts of (1) an original action predicated upon U.S. federal and state securities laws and (2) judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal and state securities laws. Therefore, you may not be able to secure judgment against the Issuer, its directors and officers or such experts in a Canadian court or, if successful in securing a judgment against the Issuer, its directors and officers or such experts in a U.S. court, you may not be able to enforce such judgment in Canada.

Applicable statutes allow courts, under certain circumstances, to void the guarantees of the Notes provided by certain of the Issuer's subsidiaries

The Issuer's creditors or the creditors of one or more Guarantors of the Notes could challenge the guarantees as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. While the relevant laws vary from one jurisdiction to another, the entering into the guarantees by certain of the Issuer's subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court were to determine that:

- a guarantor delivered its guarantee with the intent to defeat, hinder, delay or defraud its existing or future creditors;

- the guarantor did not receive fair consideration for the delivery of the guarantee and the guarantor was insolvent at the time it delivered the guarantee;
- the guarantor was rendered insolvent by reason of the guarantee;
- the guarantor was engaged, or was about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;
- the guarantor intended to incur, or believed it would incur, debts beyond its ability to pay the debts as they matured; or
- the guarantor was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied).

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, Holders would cease to have any direct claim against the guarantor that delivered a guarantee. If a court were to take this action, the guarantor's assets would be applied first to satisfy the guarantor's liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to the Issuer to be applied to the payment of the Notes. The Issuer cannot assure you that a guarantor's remaining assets would be sufficient to satisfy the claims of the Holders relating to any voided portions of the guarantees.

In addition, the corporate statutes governing the Guarantors of the Notes may also have provisions that serve to protect each guarantor's creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not generally prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may prohibit or restrict each guarantor's ability to give financial assistance in certain circumstances.

There are restrictions on the resale of the Notes.

At the time of their issuance, the Notes were not registered under the Exchange Act or any state securities laws and may not be offered or sold except pursuant to an exemption from the registration requirements of the Exchange Act and applicable state securities laws, or pursuant to an effective registration statement. The Issuer does not have an obligation, nor does the Issuer currently intend, to register the Notes under the Exchange Act or to offer to exchange the Notes in an exchange offer registered under the Exchange Act.

THE OFFER

General

The Issuer has Excess Proceeds (as that term is defined in Section 4.10(c) of the Indenture) equal to approximately $66 million as a result of its sale of approximately 240,000 acres of timberlands in Maine on May 19, 2005 for net proceeds of $78 million after giving effect to the use of a portion of such net proceeds in the manner provided by Section 4.10(b) of the Indenture.

Under Section 4.10(c) of the Indenture, the Issuer is required to make an offer to all Holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of Excess Proceeds at a cash purchase price of 100% of the principal amount of the Notes plus accrued and unpaid interest to the date of purchase.

Accordingly, the Issuer hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, to purchase for cash outstanding Notes having an aggregate principal amount up to the Asset Sale Offer Amount on the Asset Sale Purchase Date in accordance with Section 4.10 of the Indenture.

The following are the important dates relating to the Asset Sale Offer that should be taken into consideration when making a decision whether to tender into the Asset Sale Offer:

Expiration Time

- The Expiration Time is 5:00 P.M., New York City time, on June 19, 2006, unless extended (the "Expiration Time").
- The Expiration Time is the time by which a Holder must tender Notes in order to participate in the Asset Sale Offer.
- Under U.S. securities laws the Expiration Time is required to be no less than 20 business days after this Offer to Purchase is first sent to Holders.
- Under the terms of the Indenture, the Expiration Time must be at least three Business Days before the Asset Sale Purchase Date.

Withdrawal Time

- The Withdrawal Time is 5:00 P.M., New York City time, on June 20, 2006, unless extended (the "Withdrawal Time").
- The Withdrawal Time is the latest time a Holder may withdraw Notes previously tendered into the Asset Sale Offer.
- Under the terms of the Indenture, Holders are entitled to withdraw Notes tendered pursuant to the Asset Sale Offer no later than two Business Days before the Asset Sale Purchase Date. Thus, the right to withdraw tendered Notes extends to one Business Day after the Expiration Time.

Asset Sale Purchase Date

- Subject to neither the Expiration Time nor the Withdrawal Time being extended, the Asset Sale Purchase Date will be on or about June 22, 2006 or such later date as is

necessary to comply with the requirements of the Exchange Act and any applicable securities laws or regulations.

- The Asset Sale Purchase Date is the date on which the Issuer becomes legally obligated to purchase the Notes validly tendered pursuant to the Asset Sale Offer and not validity withdrawn, subject to pro ration (in the event that Notes having an aggregate principal amount in excess of the Asset Sale Offer Amount are validly tendered pursuant to the Asset Sale Offer and not validly withdrawn) and the other terms and conditions of the Asset Sale Offer.

- Under the terms of the Indenture, the Asset Sale Purchase Date is required to be a Business Day no earlier than 30 days nor later than 60 days from the date this Offer to Purchase was mailed or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations.

- On the Asset Sale Purchase Date, the Issuer is required to deposit with the Depositary an amount equal to the aggregate Purchase Price in respect of all Notes accepted for purchase pursuant to the Asset Sale Offer and provide the Trustees with an officers' certificate stating the aggregate principal amount of Notes or portion thereof being purchased by the Issuer.

Settlement Date

- Notes purchased pursuant to the Asset Sale Offer will be paid for promptly after the Asset Sale Purchase Date, but in no event later than three Business Days after the Asset Sale Purchase Date. Assuming an Asset Sale Purchase Date of June 22, 2006, the Settlement Date will be no later than June 27, 2006.

- The Settlement Date is the day on which the Purchase Price is required to be mailed or delivered to each Holder whose Notes were accepted for purchase pursuant to the Asset Sale Offer.

- On the Settlement Date, the Issuer is required to issue, and either Trustee is required to authenticate and mail (or cause to be transferred by book entry), to each Holder that validly tendered Notes into the Asset Sale Offer, a new Note in a principal amount equal to any unpurchased portion of each Note surrendered (either because of pro ration or because only a portion of the tendered Notes was tendered by the Holder into the Asset Sale Offer).

- Under the terms of the Indenture, the actions to be taken on the Settlement Date are required to be made promptly after the Asset Sale Purchase Date (but in any case not later than three Business Days after the Asset Sale Purchase Date)

The Issuer is required to comply, to the extent applicable, with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws or regulations in connection with each repurchase of Notes pursuant to Section 4.10 of the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of Section 4.10 of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 4.10 of the Indenture by virtue of such compliance.

Any Note accepted for payment pursuant to the Asset Sale Offer shall receive interest on such tendered Notes up to the Asset Sale Purchase Date. If the Issuer defaults in making payment on accepted Notes, interest shall continue to accrue. Notes not tendered or accepted for payment pursuant to the Asset Sale Offer shall continue to accrue interest.

Holders of Notes that tender in the Asset Sale Offer will not be required to pay brokerage commissions or fees to the Depositary or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the tender of Notes pursuant to the Asset Sale Offer. If Notes are held through a broker, dealer, commercial bank, trust company or other nominee, Holders should contact the nominee to determine whether any transaction costs are applicable.

Holders of Notes may tender less than all Notes they own. However, Notes may be tendered in integral multiples of $1,000 only. The amount of Notes indicated in the Letter of Transmittal to be tendered will be deemed to have been tendered unless otherwise indicated. All Notes delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

Purchase Price

Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in integral multiples of $1,000 only. The Issuer will calculate the Purchase Price (including the accrued and unpaid interest included therein) and its calculation will be final and binding, absent manifest error.

Pro ration

If the aggregate principal amount of Notes validly tendered pursuant to the Asset Sale Offer and not validly withdrawn exceeds the Asset Sale Offer Amount, the Issuer will select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $1,000, or integral multiples thereof, will be purchased). Holders whose Notes were purchased only in part shall be issued, without charge, new Notes equal in principal amounts to the unpurchased portion of the Notes surrendered.

If the aggregate principal amount of Notes validly tendered pursuant to the Asset Sale Offer and not validly withdrawn is less than or equal to the Asset Sale Offer Amount the Issuer will purchase all of the Notes validly tendered.

Assuming an Asset Sale Purchase Date of June 22, 2006, the Purchase Price per $1,000 principal amount of the Notes will be $1,024.31 consisting of $1,000 principal amount plus $24.31 accrued and unpaid interest.

Procedure for Tendering Notes

The tender of Notes pursuant to one of the procedures set forth below will constitute a binding agreement among the Holder and the Issuer in accordance with the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The procedures by which Notes may be tendered by beneficial owners who are not registered Holders will depend upon the manner in which the Notes are held.

Tender of Physical Notes. For a Holder who holds certification representing Notes to validly tender Notes pursuant to the Asset Sale Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees,

certificates for validly tendered Notes with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed and any other required documents must be received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase prior to the Expiration Time.

If the Notes are held of record in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased Notes are to be issued to a person other than the registered Holder, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered Holder appears on the certificates with the signature on the certificates or bond powers guaranteed as described below.

Letters of Transmittal and Notes should be sent only to the Depositary and not to the Issuer, DTC or the Trustees.

Signatures on a Letter of Transmittal or any withdrawal of tender must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution"), unless the Notes tendered thereby are tendered (a) by the registered Holder of such Notes and that Holder has not completed either the box entitled "Special Issuance Instructions" or "Special Payment Instructions" on the Letter of Transmittal, or (b) for the account of an Eligible Institution.

The method of delivery of the Letter of Transmittal, certificates for Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery of the Notes. The Depositary has established an account with respect to the Notes at DTC and the Clearing Systems for the purposes of the Asset Sale Offer.

Book-Entry Delivery of the Notes: DTC Participant. DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were Holders. To effect such a tender, DTC participants should either (i) complete and sign the Letter of Transmittal (or a facsimile), have the signature guaranteed if required by the terms of the Letter of Transmittal, and send or deliver the Letter of Transmittal (or a facsimile) and follow the procedure for book-entry transfer set forth below or (ii) transmit their acceptance to DTC through the DTC ATOP, for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth below. A beneficial owner of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes on the beneficial owner's behalf.

Any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's ATOP. However, although delivery of Notes may be effected through book-entry transfer into the Depositary's account at DTC, the Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one or more of its addresses set forth herein on or prior to the Expiration Time in connection with the tender of such Notes. The confirmation of a book-entry

transfer into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participants in DTC described in that Agent's Message, stating that the aggregate principal amount of Notes that have been tendered by those participants under the Asset Sale Offer have thereby been delivered and that those participants have received this Offer to Purchase and the Letter of Transmittal and agree to be bound by the terms of this Offer to Purchase and the Letter of Transmittal. The Issuer may enforce that agreement against those participants.

Book-Entry Delivery of the Notes: Clearing Systems Participant. If you are a beneficial owner and hold Notes through the Clearing Systems and wish to tender Notes you must instruct Euroclear or Clearstream to block the account in respect of the tendered Notes in accordance with the procedures established by Euroclear or Clearstream. The submission to the relevant Clearing System of a valid electronic acceptance instruction by a Holder in accordance with the procedures described below resulting in the blocking of Notes in the relevant Clearing System upon receipt, will be deemed to constitute the tender of Notes by such Holder. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.

The tender of Notes by a Holder will be deemed to have occurred upon receipt by the relevant Clearing System of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. No Letter of Transmittal need be executed in relation to this Asset Sale Offer.

Holders should ensure that the relevant Clearing System has received and complied with instructions to block such Notes in the securities account to which they are credited from and including the day on which the electronic acceptance is submitted so that no transfers may be effected in relation to such Notes at any time after such date. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Issuer and the Depositary shall be entitled to accept the submission of the electronic acceptance as deemed confirmation that such Notes have been so blocked. The Depositary will require the relevant Clearing System to confirm in writing that such Notes have been blocked from the date of the submission of the electronic acceptance. In the event that the relevant Clearing System fails to do so, the Depositary shall inform the Issuer and the Issuer shall be entitled, but not obligated, to reject the relevant electronic acceptance.

Direct participants in Euroclear or Clearstream accepting the Asset Sale Offer must give authority to Euroclear or Clearstream to disclose their identity to the Depositary. Holders accepting the Asset Sale Offer with respect to Notes should ensure that the relevant blocking instructions to Euroclear or Clearstream can be allocated to the relevant electronic acceptance. For the avoidance of doubt, each electronic acceptance must have an individual, matching, blocking instruction.

Delivery of documents to DTC, Euroclear or Clearstream does not constitute delivery to the Depositary.

Backup Withholding Tax. Under U.S. federal tax laws, the Depositary may be required to withhold 28% of the amount of any payments made to certain Holders pursuant to the Asset Sale Offer. See "Certain U.S. Federal Income Tax Consequences" below.

General. The tender of Notes pursuant to the Asset Sale Offer by one of the procedures set forth above will constitute an agreement between the tendering Holder and the Issuer in accordance with the terms and conditions of the Asset Sale Offer.

No guaranteed delivery procedures will be available for tendering Notes in the Asset Sale Offer.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Notes will be determined by the Issuer in its sole discretion, and its determination will be final and binding. The Issuer reserves the absolute right to reject any and all tenders of Notes that it determines are not in proper form or the acceptance for payment of or payment for which, based upon the advice of its counsel, may be unlawful. The Issuer also reserves the absolute right in its sole discretion to waive any defect or irregularity in the tender of Notes of any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of other Holders. The Issuer's interpretation of the terms and conditions of the Asset Sale Offer (including the instructions in the Letter of Transmittal) will be final and binding. None of the Issuer, the Depositary, the Trustees or any other person will be under any duty to give notification of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notification.

Withdrawal of Tenders

Notes tendered pursuant to the Asset Sale Offer may be withdrawn at any time prior to the Withdrawal Time. Tendered Notes may not be withdrawn subsequent to the Withdrawal Time. Holders may contact the Depositary at its address contained herein for information regarding withdrawal of Notes from DTC, Euroclear and Clearstream.

Any Holder that has tendered Notes may withdraw those Notes prior to the Withdrawal Time by delivery of a written notice of withdrawal and revocation or a validly transmitted "Request Message" through ATOP (or through the applicable procedures of the relevant Clearing System) subject to the limitations described herein. To be effective, the withdrawal notice must: specify the name of the person who tendered the Notes to be withdrawn; contain a description of the Notes to be withdrawn, including the certificate numbers shown on the particular certificates evidencing such Notes and the aggregate principal amount represented by such Notes; include a statement that such Holder is withdrawing his election to have such Note purchased; and be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal (including, if needed, any required signature guarantees (see above "— Procedure for Tendering Notes — Need for Guarantee of Signature")) or be accompanied by evidence satisfactory to the Issuer that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes. In addition, the notice of withdrawal must specify, in the case of Notes tendered by delivery of certificates for such Notes, the name of the registered Holder (if different from that of the tendering Holder) or, in the case of Notes tendered by book-entry transfer, the name and number of the account at DTC, Euroclear and Clearstream to be credited with the withdrawn Notes. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected.

Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Asset Sale Offer. Properly withdrawn Notes may, however, be retendered by again following one of the

procedures described in "— Procedure for Tendering Notes" above at any time prior to the Expiration Time. Since the Withdrawal Time is later than the Expiration Time (as required by the terms of Indenture), in some cases a Holder withdrawing a tender may not be able to re-tender the Notes withdrawn.

Withdrawals of Notes can only be accomplished in accordance with the foregoing procedures.

Acceptance for Payment

Upon the terms and conditions of the Asset Sale Offer (including any pro ration as described under "—Pro ration" above), the Issuer will accept for payment Notes that are validly tendered pursuant to the Asset Sale Offer and not validly withdrawn.

For purposes of the Asset Sale Offer, the Issuer will be deemed to have accepted for payment validly tendered and not validly withdrawn Notes if, as and when the Issuer gives written notice to the Depositary of its acceptance for payment of such Notes. Payment for Notes accepted for payment pursuant to the Asset Sale Offer will be made by deposit of funds with the Depositary, which will act as agent for the tendering Holders for the purpose of receiving payments from the Issuer and transmitting such payments to the tendering Holders. Payment for Notes purchased pursuant to the Asset Sale Offer will be mailed or delivered on the Settlement Date to each Holder who has validly tendered their Notes pursuant to the Asset Sale Offer and not validly withdrawn such tender.

Extension

The Issuer expressly reserves the right in its sole discretion subject to applicable law and the terms of the Indenture to extend the Expiration Time for the Asset Sale Offer. Under the terms of the Indenture, the Expiration Time cannot be extended beyond a time that would result in the Asset Sale Purchase Date being more than 60 days from the date this Offer to Purchase was mailed or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations.

Any extension will be followed promptly by a public announcement thereof no later than 9 a.m., New York City time, on the first Business Day after the previously scheduled Expiration Time. Without limiting the manner in which the Issuer may choose to make any public announcement, the Issuer shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

If the Issuer extends the Expiration Time, then, without prejudice to the Issuer's rights under the Asset Sale Offer, the Depositary may, subject to applicable law, retain tendered Notes on behalf of the Issuer (subject to Rule 14e-1 under the Exchange Act, which requires that the Issuer deliver the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Asset Sale Offer), except to the extent that tendering Holders are entitled to withdrawal rights as described in this Offer to Purchase.

Lost or Missing Certificates

If a Holder wishes to tender Notes pursuant to the Asset Sale Offer, but the certificate(s) evidencing those Notes have been mutilated, stolen or destroyed, the Holder should write to or telephone the U.S. Trustee at the address or telephone number listed below, concerning the procedures for obtaining replacement certificates for those Notes, arranging for indemnification or any other matter that requires handling by that Trustee.

The address of the U.S. Trustee is as follows:

The Bank of New York
101 Barclay Street – 7 East
New York, New York 10286
Telephone: (212) 815-3738

OTHER PURCHASES OF SECURITIES

The Issuer or its affiliates may from time to time acquire Notes, otherwise than pursuant to the Asset Sale Offer, through open market purchases, privately negotiated transactions, tender offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the prices to be paid pursuant to the Asset Sale Offer and could be for cash or other consideration. To date, the Issuer has repurchased $30 million principal amount of Notes (which the Issuer intends to tender into the Asset Sale Offer).

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of certain of the anticipated U.S. federal income tax consequences to U.S. Holders (as defined below) resulting from the sale of Notes pursuant to the Asset Sale Offer, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a U.S. Holder's decision to tender Notes pursuant to the Asset Sale Offer. This discussion is limited to U.S. Holders that hold Notes as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is general in nature, and does not address all of the U.S. federal income tax consequences that may be relevant to a Holder in light of such Holder's particular tax situation or to certain classes of Holders subject to special treatment under the U. S. federal income tax laws (including, without limitation, dealers in securities or currencies, traders in securities that elect mark-to-market accounting treatment, financial institutions, insurance companies, nonresident aliens, U.S. expatriates, foreign corporations, tax-exempt entities, persons having a functional currency other than the U.S. Dollar and U.S. Holders who hold Notes as part of a hedging, straddle, integrated or conversion transaction). This summary is based upon the Code, the Treasury Regulations promulgated thereunder, rulings of the Internal Revenue Service ("IRS") and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the treatment described herein of the Asset Sale Offer will be respected by the IRS or, if challenged, by a court. In addition, this discussion does not consider the effect of any foreign, state, local or other tax laws, or any U.S. federal tax considerations (e.g., estate or gift tax), other than U.S. federal income tax considerations, that may be applicable to particular U.S. Holders.

As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if, in general, a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined in Section 701(a)(30) of the Code) has authority to control all substantial decisions of the trust.

HOLDERS OF SECURITIES (INCLUDING HOLDERS OF SECURITIES WHO DO NOT TENDER THEIR SECURITIES) ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM, INCLUDING THE TAX CONSEQUENCES UNDER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OF THE SALE OF SECURITIES.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, THE ISSUER IS INFORMING HOLDERS THAT (A) THIS DISCUSSION IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TENDER OFFER, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Sale of Notes Pursuant to the Asset Sale Offer. A sale of Notes by a U.S. Holder pursuant to the Asset Sale Offer will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder generally will recognize taxable gain or loss on the sale of a security in an amount equal to the difference (if any) between (i) the amount of cash received for such security and (ii) the U.S. Holder's "adjusted tax basis" for such security at the time of the sale. In general, a U.S. Holder's "adjusted tax basis" for a security will be equal to the cost of the security to such U.S. Holder, increased by the amount of any "market discount" (as defined in section 1278(a)(2) of the Code) previously included in the U.S. Holder's gross income pursuant to an election (or deemed election) to include market discount in gross income currently as it accrues, and reduced by the amount of any amortizable bond premium that the U.S. Holder has previously elected to offset against interest income on the security or otherwise deduct from gross income on an annual basis. Gain or loss will be computed separately for each block of Notes tendered by a U.S. Holder. Such gain or loss will be capital gain or loss (except gain which is attributable to accrued but unpaid interest or (as discussed below) accrued market discount not previously included in gross income, in which case such gain will be treated as ordinary income). Such capital gain or loss will be long-term if the U.S. Holder held the security for more than one year as of the Settlement Date and, in the case of non-corporate U.S. Holders, such long-term capital gain generally will be subject to a maximum tax rate of 15%. Tendering U.S. Holders should consult their own tax advisors with respect to the tax consequences to them of the receipt of cash in a sale pursuant to the Asset Sale Offer.

Backup Withholding. Under U.S. federal income tax law, in certain circumstances, a U.S. Holder may be subject to backup withholding at a rate of 28% of any payment made pursuant to the Asset Sale Offer unless the U.S. Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the tax liability of Holders subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS, provided that the required information is furnished.

A U.S. Holder who participates in the Asset Sale Offer and who is not an exempt recipient must provide the Issuer with his or her correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 (included as part of the Letter of Transmittal). If such Holder is an individual, the proper TIN is generally his or her social security number. If the Issuer is not provided with the correct taxpayer information, the U.S. Holder may be subject to penalties imposed by the IRS.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "ITA") as of the date of this Offer to Purchase of a disposition of Notes pursuant to the Asset Sale Offer generally applicable to Holders who, for the purposes of the ITA and at all relevant times, are not (and are not deemed to be) resident in Canada, deal at arm's length with the Issuer, do not (and are not deemed to)

use or hold the Notes in connection with, or in the course of, carrying on a business in Canada, and are not an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the ITA, the regulations thereunder, all specific proposals to amend the ITA and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which amendments this summary presumes are enacted in their current form although no assurance can be given in this regard), and the Issuer's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary does not otherwise take into account any change in law or administrative practice, whether by judicial, governmental, legislative or administrative action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular Holder and no representation is made with respect to the Canadian federal income tax consequences to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Any interest paid to a Holder as part of the Purchase Price for Notes disposed of pursuant to the Offer will not be subject to withholding tax under the ITA and no other taxes on income (including taxable capital gains) under the ITA will by payable by a Holder on the disposition of the Notes pursuant to the Offer to Purchase.

DEPOSITORY

The Issuer has retained The Bank of New York to act as the Depositary in connection with the Asset Sale Offer. The Issuer has agreed to pay the Depositary customary fees for its services in connection with the Asset Sale Offer. The Issuer has also agreed to reimburse the Depositary for its out-of-pocket expenses (including the fees and disbursements of counsel) and to indemnify it against certain liabilities, including liabilities under Canadian and U.S. securities laws.

The Depositary does not assume any responsibility for the accuracy or completeness of the information concerning the Issuer contained in this Offer to Purchase or for any failure by the Issuer to disclose events that may have occurred and may affect the significance or accuracy of such information.

In order to tender, a Holder should send or deliver, attention Mrs. Evangeline R. Gonzales, a properly completed and signed Letter of Transmittal, certificates for Notes and any other required documents to the Depository at one of its addresses set forth below or tender through ATOP, Euroclear of Clearstream.

The Depositary for the Asset Sale Offer is:

The Bank of New York

By Hand or Overnight Delivery:
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, NY 10286

Facsimile Transmissions:
(Eligible Institutions Only)
(212) 298 1915

To Confirm by Telephone or for Information Call:
(212) 815 3738

By Registered or Certified Mail:
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, NY 10286

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Depositary at the telephone number set forth above. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Asset Sale Offer.

Rule 12g3-2(b)
Exemption No. 82-34837

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Fraser Papers Inc.
   Suite 200
   BCE Place, 181 Bay Street
   Toronto, ON
   M5J 2T3

2. **Date of Material Change**

   May 19, 2006

3. **News Release**

   On May 19, 2006, Fraser Papers Inc. issued a news release through CCN Matthews. A copy of this news release is attached as Schedule "A".

4. **Summary of Material Change**

   Fraser Papers Inc. announced that it had commenced an offer to purchase up to $66 million of its 8.75% senior notes due March 15, 2015.

5. **Full Description of Material Change**

   Fraser Papers Inc. ("Fraser Papers") announced that it had commenced an offer to purchase up to $66 million in principal amount of its 8.75% Senior Notes due March 15, 2015 (the "Notes"). The purchase price will be 100% of the principal amount of the Notes plus accrued and unpaid interest up to the date of purchase pursuant to the offer.

   Under the terms of the indenture governing the Notes, Fraser Papers is required to make an offer to all holders to purchase up to $66 million in principal amount of Notes. This amount represents the excess proceeds resulting from sale of Fraser Papers' Maine timberlands in May 2005 for net proceeds of $78 million.

   The expiration time for the offer will be 5:00 p.m., EDT, on June 19, 2006, unless extended. In order to participate in the offer, holders must tender Notes prior to the expiration time.

   Fraser Papers intends to tender $30 million principal amount of Notes it owns into the offer.

6. **Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102**

   not applicable

7. **Omitted Information**

   not applicable

8. **Executive Officer**

   Glen McMillan
   Senior Vice President and Chief Administrative Officer
   (416) 359-8605

9. **Date of Report**

   May 29, 2006

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

Fraser Papers Commences Offer To Purchase Up To $66 Million Of Its 8.75% Senior Notes Due March 15, 2015

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (May 19, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS)

Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that it has commenced an offer to purchase up to $66.0 million in principal amount of its 8.75% Senior Notes due March 15, 2015 (the "Notes"). The purchase price will be 100% of the principal amount of the Notes plus accrued and unpaid interest up to the date of purchase pursuant to the offer.

Under the terms of the Indenture governing the Notes, Fraser Papers is required to make an offer to all holders to purchase up to $66.0 million in principal amount of Notes. This amount represents the excess proceeds resulting from sale of Fraser Papers' Maine timberlands in May, 2005 for net proceeds of $78 million.

The expiration time for the offer will be 5:00 p.m., EDT, on June 19, 2006, unless extended. In order to participate in the offer, holders must tender Notes prior to the expiration time.

Fraser Papers intends to tender $30 million principal amount of Notes it owns into the offer.

Any holder desiring to tender Notes should refer to the Offer to Purchase being circulated to holders to ensure valid tender procedures.

Questions regarding the offer should be addressed to either the Depositary or Fraser Papers:

The Bank of New York (as depositary)
Attention: Evangeline R. Gonzales
101 Barclay Street – 7 East
New York, New York 10286
Telephone: (212) 815-3738

Fraser Papers Inc.
Attention: Chief Administrative Officer
Suite 200, BCE Place
181 Bay St.
Toronto, Ontario, M5J 2T3
Telephone: (416) 359-8635

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "will," "should," "intends," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.